

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Via U.S. mail and facsimile to (415) 452-5149

Robert A. Massey
Chief Financial Officer and Senior Vice President
Hampden Bancorp, Inc.
19 Harrison Avenue
Springfield, MA 01102

      Re: Hampden Bancorp, Inc.
            Form 10-K for the fiscal year ended June 30, 2010
            Form 10-Q for the fiscal period ended December 31, 2010
            File No. 001-33144

Dear Mr. Massey:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Michael C. Volley
                    Staff Accountant